The Fund held its annual meeting of shareholders on December 19, 2011. Common/Preferred shareholders voted as indicated below:



								Withheld
					Affirmative		Authority


Election of Bradford K. Gallagher
Class III to serve until 2014		22,813,648 		 568,546

Re-election of John C. Maney+
Class III to serve until 2014	        22,868,452 		 513,742

Election of Deborah A. DeCotis
Class II to serve until 2013	        22,751,546 		 630,648

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica, James A. Jacobson++, Hans W. Kertess++, William B. Ogden, IV and Alan Rappaport continued to serve as Trustees of the Funds.
_____________________________________
++ Preferred Shares Trustee
+ Interested Trustee